UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Open Range Communications Successfully Deploys Alvarion’s 4Motion with Beamforming Technology in Rural USA Dated October 19th , 2010	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: October 19th , 2010	By:	/s/ Efrat Makof
	Name:	Efrat Makov
	Title:	CFO

EXHIBIT 1

Open Range Communications Successfully Deploys Alvarion’s 4Motion with Beamforming Technology in Rural USA

The new 4G feature enables improved network performance for multiple deployment scenarios

Chicago, Oct. 19, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, and Open Range Communications Inc, today announced the commercial deployment of Beamforming technology in Open Range’s network as one of the first 4 Transmit (4TX) Beamforming network in the world. Alvarion’s implementation of Beamforming in the Open Range network showcases enhanced wireless broadband experience through extended capacity and higher data speeds in a single frequency network or in an interference environment. The new feature is enabled through Alvarion’s 4Motion solution through a simple software upgrade and is planned to be implemented in most of Open Range’s sites.

Beamforming is a method of directing the radio beam to optimize the signal reception by the subscriber device based on the location of device, thus increasing device throughput and sector capacity for enhanced user experience. Beamforming improves the business case of operators by enabling a larger capacity per given area that can result in reduction of base stations. Alvarion enhanced Beamforming implementation is based on dynamic and advanced directivity methods for accurate device location with best performance.

“Open Range is focused on continuously improving the performance of the network for a better user experience,” said Keith Paglusch, EVP Network Development and Operations, for Open Range Communications. “We are excited to have Beamforming deployed in our network and look forward to experiencing the capacity gains that are associated with this new product as we provide quality service to our customers.”

“With this implementation of Beamforming by Open Range, Alvarion continues to show its technology leadership,” said Eran Gorev, president and CEO of Alvarion. “High network capacity, enhanced coverage and better quality of service are important attributes for successful rollout of broadband services. With the flexibility to integrate MIMO and Beamforming technologies, Alvarion enables service providers around the world to be leaders in their markets.”

About Open Range Communications
Open Range is a broadband wireless provider using WiMAX technology to deliver wireless broadband to un-served and underserved rural American communities. Open Range plans to deliver portable and eventually mobile voice and Internet services to customers within its robust WiMAX footprint. Within the next five years, Open Range intends to serve 546 communities, making its services initially available to approximately six million people. Open Range’s wireless broadband network solution will connect customers through licensed spectrum, enabling communities to improve safety, economic growth, education, and quality of life and to remain competitive in the age of constant communications. For more information, visit www.openrangecomm.com

About Alvarion
Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

Investor Contacts: Efrat Makov, CFO +1.760.685.2007 efrat.makov@alvarion.com	Press Contacts: In the U.S.: Christine Buzzetta +1.972.341.2530 cbuzzetta@golinharris.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com	In the U.K.: Bridget Fishleigh 44. 7946.342.903 bridget@nomadcomms.com

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Shirley Farhi, Shirley.farhi@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum